02040995

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Client Business Services, Inc. Retirement Income and Employee Savings Plan
SunTrust Metro Parkway, MS.5H
Fort Myers, FL 33916

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Client Business Services Employee Savings, Inc. Retirement Income and Employee Savings Plan

By: ______________________
Name: Duane Rice
Title: Benefits Administrator

Date: June 26, 2002

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Auditors
24	Financial Report

KPMG

345 Park Avenue
New York, NY 10154

Exhibit 23

Client Business Services, Inc. Retirement Income and Employee Savings Plan

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74415) of the General Electric Company of our report dated June 26, 2002, relating to the statement of net assets available for plan benefits of the Client Business Services, Inc. Retirement Income and Employee Savings Plan as of December 31, 2001 and 2000 and related statement of changes in net assets available for plan benefits for the year ended December 31, 2001 and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2001, which report appears in the December 31, 2001 annual report on Form 11-K of the Client Business Services, Inc. Retirement Income and Employee Savings Plan.

KPMG LLP

June 26, 2002

KPMG

CLIENT BUSINESS SERVICES, INC.
RETIREMENT INCOME
AND EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

CLIENT BUSINESS SERVICES, INC.
RETIREMENT INCOME
AND EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

Index

* Schedules required by Form 5500 which are not applicable have not been included.

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Plan Administrator and Participants of the
Client Business Services, Inc.
Retirement Income and Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Client Business Services, Inc. Retirement Income and Employee Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Client Business Services, Inc. Retirement Income and Employee Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, line 4i – schedule of assts (held at end of year) – December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 26, 2002

CLIENT BUSINESS SERVICES, INC.
RETIREMENT INCOME
AND EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

		2001	2000
Assets:			
Investments at fair value (note 3):			
Cash and cash equivalents	$	16	—
Mutual funds		8,484,567	10,808,530
Pooled investment fund		2,099,336	2,110,590
GE Common Stock		1,677,027	—
Participant loans		444,665	336,195
Total investments		12,705,611	13,255,315
Receivables:			
Employer contribution		462,349	509,091
Participants contribution		23,979	25,837
Receivable for investment sold		110,196	5,763
Accrued dividends and interest		9,492	724
Total receivables		606,016	541,415
Total asset		13,311,627	13,796,730
Liabilities:			
Payable for investment purchased		69,202	—
Net assets available for plan benefits	$	13,242,425	13,796,730

See accompanying notes to financial statements.

**CLIENT BUSINESS SERVICES, INC.
RETIREMENT INCOME
AND EMPLOYEE SAVINGS PLAN**

Statement of Changes in Net Assets
Available for Plan Benefits

Year ended December 31, 2001

Additions to net assets attributed to:		
Investment income (loss):		
Net depreciation in the fair value of investments (note 3)	$	(1,008,755)
Dividends		246,458
Interest		32,132
Total investment loss		(730,165)
Contributions:		
Participant		730,084
Employer		635,222
Total contributions		1,365,306
Total additions		635,141
Deductions from net assets attributed to:		
Benefits paid to participants		(1,186,001)
Administrative expenses		(3,445)
Total deductions		(1,189,446)
Net decrease		(554,305)
Net assets available for plan benefits at:		
Beginning of year		13,796,730
End of year	$	13,242,425

See accompanying notes to financial statements.

CLIENT BUSINESS SERVICES, INC.
RETIREMENT INCOME
AND EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1) Description of Plan

The following description of Client Business Services, Inc. Retirement Income and Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the benefit of the employees of Client Business Services, Inc. (the Company), whose ultimate parent is General Electric Company (GE). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan consists of two components: the Retirement Income Program and the Employee Savings Plan. The Retirement Income Program provides for discretionary contributions from the Employer. The Employee Savings Plan provides for elective contributions by employees, which are matched up to 50% by the Employer.

All employees, who have reached the age of 18, are eligible for participation in the Retirement Income Program as long as they are not actively participating in another pension plan within GE and are not temporary employees or a non-resident alien.

Contributions

For the Employee Savings Plan, participants are permitted to defer up to 13% of their compensation on a before-tax basis, after-tax basis, or both, subject to limitation as to prescribed in the Plan document and Internal Revenue Code (IRC).

For eligible participants in the Employee Savings Plan, the Company matches employee contributions at a rate of 50% of the first 5% of employee contributions, for a maximum of 2.5% of compensation.

Contributions to the Retirement Income Program by the Employer are discretionary and can amount up to 5% of compensation.

Vesting

Participants are fully vested in their contributions to the Employee Savings Plan and earnings thereon. The Employee Savings Plan provides for participants to be 100% vested in employer contributions immediately. Employer contributions in the Retirement Income Program vest 20% for each year of service up to 100% for five years.

Forfeitures

Forfeitures are first used to reinstate previously forfeited account balances of former participants, if any, and the remaining forfeitures, if any, shall be used to reduce future employer contributions. In 2001, forfeitures amounted to $55,420, all of which were used to reduce employer contributions.

Investment Options

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options currently available:

GE Common Stock Fund – The GE Stock Fund is invested in shares of GE stock, with a small portion of the fund held in cash, or other short term investments to provide liquidity.

GE U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

GE Strategic Investment Fund – The Fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments principally including U.S. and foreign stocks, bonds and other debt instruments, and money market instruments.

GE Fixed Income Fund – This fund seeks income consistent with preservation of capital. The fund invests primarily in fixed-income securities including government obligations, corporate debt, mortgage- and asset-backed instruments, and money-market instruments.

GE Stable Income Fund – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

GE Global Equity Fund – The GE Global Equity Fund seeks long-term growth of capital through investments principally in equity securities issued by companies located in both developed and developing countries throughout the world.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the employer's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Plan earnings generated from investment funds are allocated daily to participants' accounts.

Participant Loans

Loans are available to participants and are limited to the lesser of: (1) $50,000 reduced by the excess, if any, of the highest outstanding balance of loans from the Plan to the participant during the one-year period ending on the day before the date on which such loan is made, over the outstanding balance of loans from the Plan to the participant on the date on which such loan was made; or (2) one-half of the present value of the nonforfeitable accrued benefit of the participant derived from deferred compensation, after-tax voluntary contributions, and Employer-matching contributions under the Plan. The interest rate on participant loans is the prime rate as published in the Wall Street Journal as of the last business day of the month prior to the month in which the loan is requested, plus 1%.

The period of repayment of any loan is determined by mutual agreement between the plan administrator and the borrower, but such period may not exceed 5 years from the effective date of the loan unless the loan is used to acquire, construct, or substantially rehabilitate a principal residence, for which a longer term may be permissible.

Payment of Benefits

On termination of service due to death, disability, resignation, or retirement, a participant or his or her beneficiary may elect to receive either a lump-sum amount equal to the value of the assets vested in his or her account or annual installments over a certain period as defined in the Plan document.

Once a year as of the last day of any quarter, a participant may withdraw, without penalty or forfeiture, any portion of the after-tax employee contribution upon which the employer matching contribution is vested and the vested portion of his employer matching contributions. Effective April 15, 2001, in order to withdraw matching contributions and earnings thereon, the participant must have five years of Plan participation. A participant may also withdraw, under conditions of financial hardship, the after-tax employee contribution upon which the employer matching contribution is not vested. If the financial need created by the hardship exceeds such withdrawals, a participant may withdraw the before-tax employee contribution and the vested portion of his employer matching contribution up to the amount necessary to meet such need.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The investments are stated at fair value. Shares of registered investment companies (mutual funds) and GE common stock are valued at quoted market prices. Shares of pooled investment funds are stated at fair value which represents the net asset values of shares held by the Plan as reported by the Investment Manager of the fund. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measures those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS 133 effective January 1, 2001 and there was no material impact on the Plan's financial statements.

(3) Investments

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000.

		2001	2000
GE Common Stock	$	1,677,027	—
GE U.S. Equity Fund		5,158,885	7,328,263
GE Stable Income Fund		2,099,336	2,110,590
GE Strategic Investment Fund		1,289,006	1,495,344
GE Fixed Income Fund		1,288,842	804,348
GE Global Equity Fund		747,834	1,180,575

The Plan offers a number of investment options including GE common stock and a variety mutual fund and a pooled investment fund, some of which are registered investment companies. The investments include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of Net Assets Available for Plan Benefits and participants account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across six participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE common stock fund, which invests in a single security.

During 2001, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

GE Common Stock	$	(145,098)
Mutual funds		(982,020)
Pooled investment fund		118,363
Net depreciation	$	(1,008,755)

(4) Related Party Transactions (Parties in Interest)

The record keeping functions for the underlying investments held by the Plan are performed by CitiStreet LLC (which is owned by State Street Bank and CitiGroup Company) which is party to a joint services agreement with GE Retirement Services, Inc. ("GERS"). GERS is an indirect wholly owned subsidiary of General Electric Company (GE) and an affiliate of the Plan Sponsor.

Certain investments of the Plan are shares of mutual funds advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Certain investments of the Plan are shares of a pooled investment fund managed and valued by State Street Bank and Trust Company. State Street Bank and Trust Company is also the custodian of the Plan. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by GE. GE is the ultimate parent of the Plan Sponsor as defined by the Plan.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor. Alternately, mutual fund and pooled investment fund operation expenses come out of the fund's assets and are reflected in the fund's share/unit price and dividends.

(5) Income Tax Status

The Internal Revenue Services has determined and informed the Company by a letter dated November 25, 1997 that the Plan and related trust are design in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination or partial termination, participants will become fully vested in their employer contribution, and net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

Supplemental Schedule

CLIENT BUSINESS SERVICES, INC.
RETIREMENT INCOME
AND EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Issuer	Description of investment	Number of shares		Market value
* State Street Short Investment Fund	Cash and cash equivalent		$	16
* General Electric Company	Common Stock	41,842		1,677,027
* GE Fixed Income Fund	Mutual Fund	105,903		1,288,842
* GE Global Equity Fund	Mutual Fund	41,662		747,834
* GE Strategic Investment Fund	Mutual Fund	57,442		1,289,006
* GE U.S. Equity Fund	Mutual Fund	190,505		5,158,885
* GE Stable Income Fund	Pooled investment Fund	137,139		2,099,336
* Participants loans	88 loans to participants with interest rates of 5.75% to10.5%			444,665
Total investments			$	12,705,611

* Party-in-interest as defined by ERISA.

See accompanying independent auditors' report.